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                                  DATE:       October 9, 2000
                                  CONTACTS:   Ron Carlson, President
                                              Scripps Financial Corporation
                                              858/720-7131

                                              William E. Nelson, Chairman
                                              Scripps Financial Corporation
                                              858/720-7137

                                              Cathy Wright, CFO
                                              Scripps Financial Corporation
                                              858/720-7148


            SCRIPPS FINANCIAL CORPORATION DISCUSSES THE IMPACT OF THE
                U.S. BANCORP AND FIRSTAR CORPORATION TRANSACTION


SAN DIEGO, CALIF., OCTOBER 9, 2000 - San Diego headquartered Scripps Financial Corporation (Amex:SLJ) has noted the public announcement of the intention of Firstar Corporation (NYSE:FSR) to merge with U.S. Bancorp (NYSE:USB) at an exchange ratio of 1.265 shares of Firstar Corporation for each share of U.S. Bancorp. Since the exchange ratio for the acquisition of Scripps Financial Corporation by U.S. Bancorp had been set at 1.067 shares of U.S. Bancorp for each share of Scripps Financial Corporation, the additional premium for Scripps Financial Corporation shareholders reinforces the opinions of the Scripps Financial Corporation Board that its transaction with U.S. Bancorp is in the best interest of Scripps Financial Corporation shareholders. As of October 6, 2000, Scripps Financial Corporation has received proxies representing 65.0% of its outstanding shares voting in favor of the Scripps Financial Corporation/U.S. Bancorp merger. The announcement of the merger of U.S. Bancorp and Firstar Corporation will not change the Scripps Financial Corporation shareholder meeting date of October 13, 2000. Scripps Financial Corporation and U.S. Bancorp currently expect their transaction to close on or shortly after October 13, 2000. Scripps Financial Corporation also observed that Firstar Corporation and U.S. Bancorp have noted that their transaction is subject to shareholder and regulatory approval and is not expected to close until the first quarter of 2001.


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San Diego headquartered Scripps Financial Corporation is the parent company of
Scripps Bank. Specializing in relationship banking, Scripps Bank offers a Private Banking atmosphere and a tradition of quality service for businesses, professionals and individuals throughout San Diego County. The Company maintains full service regional banking offices in La Jolla, El Cajon, Downtown San Diego, Escondido, Kearny Mesa, Encinitas, Point Loma and Chula Vista. Scripps Bank also delivers specialized Trust, Investment, Corporate Lending, SBA Lending, Construction Loan and Real Estate Lending, Equipment Leasing, Residential Lending, International, Cash Management, Online Banking, Property Management Banking, HOA and Remittance Processing services. In 1999, Scripps Bank was awarded the Findley Reports "10 Year Premier Performing Bank" award. For more information on Scripps Financial Corporation and Scripps Bank, visit the company's web site at http://www.scrippsbank.com.

The definitive agreement to merge with U.S. Bancorp (NYSE:USB) was announced in a press release issued June 27, 2000, whereby U.S. Bancorp will acquire Scripps Financial Corporation in a stock transaction valued at approximately $155 million. The acquisition is pending approval by Scripps Financial Corporation shareholders at a special meeting of shareholders to be held on October 13, 2000.

ADDITIONAL INFORMATION

U.S. Bancorp has filed a Registration Statement on Form S-4 in connection with the merger. Scripps Financial Corporation mailed a Proxy Statement/Prospectus to its shareholders on September 13, 2000. These materials contain more information about U.S. Bancorp, Scripps Financial Corporation, the merger and related matters. U.S. Bancorp has also filed a report on Form 8-K addressing the transaction with Firstar Corporation. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THOSE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors can obtain the documents free of charge at the SEC's website (www.sec.gov). Documents filed with the SEC are also available through


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commercial document-retrieval services. In addition, documents filed with the
SEC by Scripps Financial Corporation may be obtained free of charge by contacting Scripps Financial Corporation, Attn: Investor Relations, 5787 Chesapeake Court, Suite 104, San Diego, CA 92123, (858) 456-2265. Documents filed with the SEC by U.S. Bancorp will be available free of charge by contacting U.S. Bancorp, Attn: Office of the Corporate Secretary, 601-2nd Av. S., Minneapolis, MN 55402, (612) 973-1111. Shareholders should read the Proxy Statement/Prospectus carefully before making any voting or investment decision.

Scripps Financial Corporation, its directors and executive officers are soliciting proxies from the shareholders of Scripps Financial Corporation. The directors and executive officers of Scripps Financial Corporation are identified in the report on form 10-K filed with the SEC. These individuals beneficially own approximately 32% of the outstanding shares of Scripps Financial Corporation. Additional information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of shareholders of Scripps Financial Corporation in connection with the proposed merger, and their interests in the solicitation, is included in the Proxy Statement/Prospectus.

                                   ### END ###

    STATEMENTS CONCERNING THE EXPECTED EFFECTIVE DATE OF THE MERGER, FUTURE DEVELOPMENTS OR EVENTS, AND ANY OTHER GUIDANCE ON FUTURE PERIODS, CONSTITUTE
      FORWARD-LOOKING STATEMENTS WHICH ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES WHICH MIGHT CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM
  STATED EXPECTATIONS. THESE FACTORS INCLUDE BUT ARE NOT LIMITED TO REGULATORY REVIEWS AND APPROVALS, COMPETITION IN THE FINANCIAL SERVICES MARKETS FOR
       DEPOSITS, LOANS, AND OTHER FINANCIAL SERVICES, AND GENERAL ECONOMIC CONDITIONS. THE FORWARD-LOOKING STATEMENTS SHOULD BE CONSIDERED IN THE CONTEXT OF THESE AND OTHER RISK FACTORS DISCLOSED IN THE COMPANY'S FILINGS WITH THE SEC.